Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399

North America's Railroad                                   FOR IMMEDIATE RELEASE





                                               Stock symbols: TSE: CNR/NYSE: CNI







                                                                       www.cn.ca




Shippers will benefit from CN/BNSF combination, says CN's Paul M. Tellier


WINNIPEG, Feb. 9, 2000 -- Canadian National's strategic combination with Burlington Northern Santa Fe Corporation (BNSF) will strengthen the competitive position of shippers in the new North American economy, says CN President and Chief Executive Officer Paul M. Tellier.

Tellier said today the proposed end-to-end combination of CN and BNSF - the two most efficient, most customer-focused railroads on the continent -- will help shippers and receivers seize the "enormous" economic opportunities flowing from fast-rising north-south continental trade and the increasing economic integration of North America.

The combination will also ensure CN is an integral part of a North American rail system with the network reach and scale to compete effectively with large U.S. railroads created by recent industry consolidation, he said.

Tellier, speaking to the Canadian Club of Winnipeg, said the combination aims to improve continental trade flows. Trade is vital to Canada's economy - 42 per cent of the nation's gross domestic product is exported, and 85 per cent of its trade is with the U.S. Significantly, rail moves 40 per cent of Canada's exports.

Tellier said these realities, along with the 10 per cent to 15 per cent annual increases in Canada-United States-Mexico trade, demand CN serve customers with facilities increasingly located throughout North America. Of CN's top 20 customers, 14 have facilities in at least two of the three NAFTA countries. Just six have facilities solely in Canada.

"Without an excellent, low-cost transportation service, these customers either will not be able to compete - or they will not be able to afford to remain in Canada. Our vision is for a railroad that gives efficient, single-line service to customers across the continent."

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking shippers and receivers throughout Canada and 34 U.S. states, and employing 67,000 people.

The combined system will offer North American shippers greatly expanded and efficient single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity in areas subject to congestion; and improved asset utilization.

Canadian shippers will benefit from new north-south routes to the U.S., including a "straight-shot" link south of Winnipeg to Minneapolis, Kansas City, Dallas and Houston and Mexico; a new single-line route south from British Columbia through the Pacific U.S. states; additional gateways to Mexico; and deeper reach for Canadian ports into the U.S. interior.

Agricultural producers and shippers in Manitoba and the Canadian Prairies will enjoy new market reach:

o     Wheat will have direct, single-line access to major American millers;

o Canola meal and feed barley will have improved access to markets in Missouri, Arizona, Colorado and Mexico;

o Oats and malting barley will have better access to processors and consumers in markets such as Minneapolis;

o Specialty crops, canola, wheat and barley will have direct access to Mexico;

o Potash shippers will have single-line access to customers on the BNSF network, while U.S. phosphates and feed grains will move to Western Canada more efficiently.

Tellier said CN remains fully committed to its efficient east-west core network in Canada and to Winnipeg as a key hub in its system. In the past two years, east-west traffic on CN's main line grew at an average annual rate of almost five per cent.

Shippers need not worry about service disruptions, Tellier said. CN and BNSF plan an end-to-end combination - one that requires no rationalization of redundant facilities - and the two railroads share a common information technology platform.

"The bottom line: I guarantee you that service will not suffer when this combination takes place. In fact, we will provide better service."

Tellier concluded: "We have crafted a solution that is good for Canada and good for Manitoba and the Canadian Prairies ... By combining with BNSF, CN secures for its customers the advantages that make the American rail system such a strong competitor.

"We will have the efficiencies of scale. We will have the financial weight to continually improve our system. We will be able to provide the long hauls that will help our customers succeed in their end markets - whether in Canada or the United States. As a Canadian, I find this worth celebrating."

A copy of this speech is available on CN's website, www.cn.ca/cnwebsite/cnwebsite.nsf/public/en_NewsSpeeches

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). In addition, any documents incorporated by CN by reference in the joint proxy statement/circular/prospectus are available without charge from CN, as described on page three of the joint proxy statement/circular/prospectus.


                                      -30-



Contact: Mark Hallman
         System Director, Media Relations
         (416) 217-6390

[LOGO]







A different kind of railroad






Notes for remarks by
Paul M. Tellier
PRESIDENT AND CHIEF EXECUTIVE OFFICER

CANADIAN NATIONAL RAILWAY COMPANY



at the Canadian Club of Winnipeg




--------------------------------------------------------------------------------
Winnipeg, Manitoba
February 9, 2000



(Please check against delivery)

The last time I spoke to a large audience in Winnipeg was shortly after CN announced it would acquire the Illinois Central Railroad.

Today, I am pleased to have this opportunity to talk to you about the announcement CN made last December - our decision to combine Canadian National and the Burlington-Northern Santa Fe Railroad - the BNSF.


                                The transaction
--------------------------------------------------------------------------------

CN and BNSF will be part of a new entity, called North American Railways, Inc. I want to emphasize that two operating companies will remain intact and separate. Canadian National Railway and BNSF will each maintain independent identities and continue to manage their own current systems.

But they will share a railroad network with a continental reach, with critical new north-south corridors, and four new gateways to Mexico.

When the combination is completed in 2001, CN's reach will extend from Halifax to Los Angeles, and from Prince Rupert to Mobile, Alabama. A railroad that will directly link shippers and receivers located throughout Canada and 34 states.

The headquarters of North American Railways, Inc. will be in Montreal and the majority of its board members will be Canadian residents.

This combination joins strength to strength. CN and BNSF are the two most efficient railroads in North America. Both CN and BNSF have a strong focus on customer service. And we're both financially strong. In fact, CN has just completed a landmark year.

This combination will enable both CN and Burlington Northern to operate as a fully integrated North American rail network. We will keep and draw on the strong management capability of both companies. We will have an all-star management team.

Last year, with our merger with Illinois Central, CN proved that it is possible to expand our franchise, and yet sharpen our local and regional focus. For example, we established a Prairie division located here in Winnipeg. In the new combination, we will, once again, retain a structure that will preserve each company's operations and customer focus.

Let me describe for you the strategic rationale for this very significant transaction. There are four reasons.

                             North-south trade flow
--------------------------------------------------------------------------------

The first involves what is happening to our economy. Forty-two per cent of Canada's GDP is exported, and 85 per cent of our trade is with the United States. Canada-U.S. trade is growing by 10 per cent per year, and leading Canada's GDP growth.

NAFTA has also expanded opportunities with Mexico. Canada-Mexico trade is growing at 15 per cent per year, and U.S.-Mexico trade is also at about 15 per cent.

The growth of north-south trade has opened enormous opportunities for shippers throughout North America. It is also creating exciting challenges for railroads. Let me remind you that 40 per cent of Canada's exports move by rail.

As the North American economy becomes more integrated, railroads must serve customers who are increasingly locating their facilities throughout North America.

Take CN's top 20 customers for example. They represent about a third of our revenue. Fourteen of these customers have facilities in at least two of the three NAFTA nations. Just six have facilities only in Canada.

We're a country of vast distances and tough terrain, with many producers far from their end markets. Without an excellent, low cost North American transportation service, these customers either will not be able to compete - or they will not be able to afford to remain in Canada.


                                 Extended reach
--------------------------------------------------------------------------------

The second reason for our combination with BNSF: we need to extend the reach of our customers. Western Canadians know very well that north-south trade routes are becoming increasingly important. In fact, Manitobans are very familiar with the Mid-Continent International Trade Corridor that links Churchill, Manitoba, with Monterrey, Mexico.

North-south trade is critical to every region in both Canada and the U.S. Canada ranks as the top export market for 38 U.S. states; the second largest export market for another eight states. Efficient transportation networks must reach deep into the United States - deeper still to take advantage of the new opportunities for trade with Mexico. Railroads must improve their north-south corridors to give shippers longer reach on a single rail line.

Why is single-line service the key? By keeping shipments on a single rail network, shippers don't lose time by switching and interchanging. A single-line service means our computer tracking systems can tell you exactly where your shipment is, and when it will arrive. We can take whatever steps are necessary to make that shipment arrive on time. The objective is to run a railroad with the efficiency of a conveyor belt.


                                 Consolidation
--------------------------------------------------------------------------------

The third reason we are taking this bold move: consolidation of the U.S. rail system.

In 1980, there were 66 Class 1 railroads in the U.S. Today there are only seven. The four largest - Union Pacific, BNSF, Norfolk Southern, and CSX - were formed by mergers with other Class 1 railroads. Even the smallest of the "Big Four" is nearly twice the size of CN.

The very big U.S. railroads now have the twin advantage of network reach and economies of scale. This can dwarf anything that a Canadian railroad could muster in such areas as systems development, raising capital, and improving density and efficiency. They have the capacity to dominate rail service throughout the continent.

This is a scenario that would weaken Canada's railroads. A scenario for long-term decline in Canadian productivity and competitiveness.

Our initiative with BNSF helps level the paying field in this regard.


                         A strong Canadian rail system
--------------------------------------------------------------------------------

This brings me to the fourth reason why we want to combine CN with Burlington Northern Santa Fe: it will ensure CN continues as a thriving, efficient, and productive rail network in Canada - one that will help our customers compete in their end markets.

The Canadian rail system has improved substantially since the federal government began to deregulate our industry in 1987.

We have increased our efficiency to the benefit of shippers. Freight revenue per revenue-ton-mile has decreased 35 per cent in real terms since 1987. Canada's freight rates, measured by cents per ton-kilometer, are now the lowest in the world.

At the same time, our service has improved significantly. In fact, CN's new scheduled service is now held as a model to which the American system should aspire.

The combination with Burlington Northern Santa Fe gives us an opportunity to provide customers with the highest level of service over the largest network on the continent. It gives us a revenue flow and financial weight that will enable us to invest to improve service even more.


                                Good for Canada
--------------------------------------------------------------------------------

What are the advantages of such a combination for Canadian shippers? Let me list six examples:

1. New north-south routes into the United States, and additional gateways to Mexico. The routes south from Western Canada will be more direct, including a new single-line route down the Pacific states.

2. Improved transit times as a result of operating an integrated, North American system.

3. More flexibility to avoid congestion. We showed with our merger with Illinois Central how it was possible to move more efficiently through and around cities like Chicago.

4. Canadian ports on both coasts will benefit from a deeper reach into the U.S. market. Moreover, shippers will have more port options at Los Angeles, Oakland and Portland.

5. The ability to fund cutting edge information systems to manage the entire logistics chain customers need to succeed. In business today, information technology investment and development is critical to competitive advantage.

6. Responsive customer service. CN has set the benchmark in the rail industry for customer focus. We will share our best practices over a much larger network.

                           What it means for Manitoba
--------------------------------------------------------------------------------

Let me get more specific about what this combination will mean for Manitoba. This province sends more than three-quarters of its exports to markets in the United States.

Manitoba has been working with its U.S. partners to develop the I-35 north-south route. The CN-BNSF combination will strengthen this trade corridor significantly. We will offer a "straight shot" from Winnipeg to Minneapolis, Kansas City, Dallas and Houston, and beyond to Mexico.


Let's talk about some of the market specifics:

o Wheat will have direct access on a single line to the major American millers.

o Canola meal and feed barley will have improved access to markets in Missouri, Arizona, Colorado and Mexico.

o Oats and malting barley will have better access to processors and consumers in markets such as Minneapolis.

o Specialty crops, canola, wheat and barley will have direct access to Mexico.

o Fertilizer and sulphur shippers will have new options: better access for sulphur to Florida; better routing for potash and fertilizers to Minneapolis; singe-line service for potash shippers to customers on the BNSF network; and more direct routing for U.S.
     phosphates and feed grains into Western Canada.

o Intermodal shippers will become part of an extended single-line network offering more reliability and shorter transit times to many North American destinations.

o The combination could open new opportunities in Northern Manitoba. American grain and other commodities might consider Churchill as a competitive port. Flin Flon would be able to source copper concentrate from the Northwest United States.

CN has some 3,000 employees in this province. With the new combination, their roles become even more important:

o CN's Customer Support Centre, which now has 500 employees, will track CN's shipments throughout the entire system of North American Railways.

o The Transcona Shops, which has 800 employees, will have new opportunities as an in-sourcing business for North America Railways.

Over all, Winnipeg will become more important in the north-south flow of rail traffic, while keeping its importance in east-west traffic in Canada.


                                    Concerns
--------------------------------------------------------------------------------

The benefits for Manitoba and the Prairies are evident. But I know that many people have concerns about potential downside risks. I want to address some of the concerns that have already been expressed.

Some people are concerned about Winnipeg's role as a hub in east-west traffic in Canada. Let me first make one thing very clear: CN is deeply committed to our east-west core network. Our east-west traffic is growing at almost five per cent per year -- faster than the rate of GDP growth.

One of the advantages that CN has always enjoyed in North America is the efficiency of our east-west network through Winnipeg. This will not change.

Some people are concerned about the challenges of integrating two technology systems. They need not worry. CN operates on a technology platform we acquired some years ago from the Santa Fe Railroad, before it merged with Burlington Northern. Harmonizing our systems with those of BNSF will be relatively simple.

Some people are concerned that the combination will lead to service disruption, as happened with some of the mergers in the U.S. Our combination will run smoothly because the networks of the two railroads do not overlap. This is an end-to-end combination. It is as close to a perfect fit as you can get.

The merger of Burlington Northern and the Santa Fe ran very smoothly. So has our merger with Illinois Central Railroad. Both companies know how to combine operations smoothly, with no disruptions to our customers.

The bottom line: I guarantee you that service will not suffer when the CN-BNSF combination takes place. In fact, we will provide better service.

                        A solution that works for Canada
--------------------------------------------------------------------------------

We have crafted a solution that is good for Canada and good for Manitoba and the Canadian Prairies. It's a solution that's good for our employees; it's good for our shippers; and good for our shareholders.

By combining with BNSF, CN secures for its customers the advantages that make the American system such a strong competitor.

We will have the efficiencies of scale. We will have the financial weight to continually improve our system. We will be able to provide the long hauls that will help our customers succeed in their end markets - whether in Canada or the United States.

As a Canadian, I find this worth celebrating.

Thank you.

Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). In addition, any documents incorporated by CN by reference in the joint proxy statement/circular/prospectus are available without charge from CN, as described on page three of the joint proxy statement/circular/prospectus.



---------------------------------- ---------------------------------------------
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are available from:                disponible de:
                                   Canadien National
Canadian National                  Telephone: (514) 399-7212
Telephone: (514) 399-7212          Telecopieur: (514) 399-5344
Fax: (514) 399-5344                www.cn.ca
www.cn.ca

Aussi disponible en francais.